

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 2, 2016

David R. Koos
Chief Executive Officer
Bio-Matrix Scientific Group, Inc.
4700 Spring Street, Suite 304
La Mesa, California 91942

   Re: Bio-Matrix Scientific Group, Inc.
     Form 10-K for the Fiscal Year Ended September 30, 2015
     Filed January 8, 2016
     File No. 0-32201

Dear Mr. Koos:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ William H. Thompson

         William H. Thompson
         Accounting Branch Chief
         Office of Consumer Products